Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-260828

Prospectus Supplement No. 1

(To Prospectus dated April 20, 2022)

SCIENCE 37 HOLDINGS, INC.

This Prospectus Supplement No. 1 (the “Prospectus Supplement”) updates, amends and supplements the prospectus of Science 37 Holdings Inc. (the “Company,” “we,” “us,” and “our”), dated April 20, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-260828). Capitalized terms used in this Prospectus Supplement No. 1 and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement is being filed to update, amend and supplement the information included in the Prospectus with information on the Company’s unaudited first quarter financial results, which is set forth below.

This Prospectus Supplement is not complete without the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this Prospectus Supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

The Company’s common stock is listed on the Nasdaq Stock Market LLC under the symbol “SNCE.” On May 6, 2022, the closing price of our common stock was $3.54.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Risk Factors” beginning on page 4 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 9, 2022.

SCIENCE 37 HOLDINGS, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended March 31,
(In thousands, except per share data)	2022	2021
Revenues (including amounts with related parties)	$18,686	$12,438

Operating expenses:
Cost of revenues (including amounts with related parties)	15,986	8,638
Selling, general and administrative	30,153	9,164
Depreciation and amortization	3,469	1,497
Total operating expenses	49,608	19,299

Loss from operations	(30,922)	(6,861)

Other income (expense):
Interest income	94	1
Sublease income	239	33
Change in fair value of earn-out liability	75,500	—
Other income (expense)	(18)	1
Total other income	75,815	35
Income (loss) before income taxes	44,893	(6,826)
Income tax (benefit) expense	(1)	—
Net income (loss)	$44,894	$(6,826)

Earnings (loss) per share:
Basic	$0.39	$(1.28)
Diluted	$0.35	$(1.28)

Weighted average common shares outstanding:
Basic	115,387	5,319
Diluted	126,462	5,319

SCIENCE 37 HOLDINGS, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	(unaudited)
(In thousands, except share data)	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$179,551	$214,601
Restricted cash	—	—
Accounts receivable and unbilled services, net (including amounts with related parties)	10,133	10,699
Prepaid expenses and other current assets	7,991	7,403
Total current assets	197,675	232,703
Property and equipment, net	1,374	1,393
Operating lease right-of-use assets	1,805	2,086
Capitalized software, net	32,122	24,290
Other assets	325	326
Total assets	$233,301	$260,798
Liabilities, redeemable convertible preferred stock and stockholders’ equity
Current liabilities:
Accounts payable	$10,764	$12,819
Accrued expenses and other liabilities	14,680	17,073
Deferred revenue	5,433	5,130
Total current liabilities	30,877	35,022
Long-term liabilities:
Long-term deferred revenue	2,030	2,478
Operating lease liabilities	1,176	1,322
Other long-term liabilities	1,637	1,477
Long-term earn-out liability	23,400	98,900
Total liabilities	59,120	139,199

Redeemable convertible preferred stock:
Redeemable convertible preferred stock, $0.0001 par value; 100,000,000 shares authorized, 0 issued and outstanding at March 31, 2022 and December 31, 2021, respectively	—	—
Stockholders’ equity:
Common stock, $0.0001 par value; 400,000,000 shares authorized, 115,713,623 and 114,991,026 issued and outstanding at March 31, 2022 and December 31, 2021, respectively	12	11
Additional paid-in capital	331,353	323,666
Accumulated deficit	(157,184)	(202,078)
Total stockholders’ equity	174,181	121,599
Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$233,301	$260,798

SCIENCE 37 HOLDINGS, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended March 31,
(In thousands)	2022	2021
Operating activities
Net income (loss)	$44,894	$(6,826)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,469	1,497
Non-cash lease expense related to operating lease right-of-use assets	281	494
Stock-based compensation	7,557	225
Gain on change in fair value of earn-out liability	(75,500)	—
Changes in assets and liabilities:
Accounts receivable and unbilled services, net (including amounts with related parties)	566	2,139
Prepaid expenses and other current assets	(571)	(845)
Other assets	1	(142)
Accounts payable	(5,294)	(1,954)
Accrued expenses and other current liabilities	(3,255)	(2,213)
Deferred revenue	(145)	525
Operating lease liabilities	(145)	(216)
Other, net	159	229
Net cash used in operating activities	(27,983)	(7,087)
Investing activities
Capitalization of software development costs	(7,035)	(2,298)
Purchases of fixed assets	(146)	(111)
Net cash used in investing activities	(7,181)	(2,409)
Financing activities
Cash received from stock option exercises	114	63
Net cash provided by financing activities	114	63
Net decrease in cash, cash equivalents, and restricted cash	(35,050)	(9,433)
Cash, cash equivalents, and restricted cash, beginning of period	214,601	33,483
Cash, cash equivalents, and restricted cash, end of period	$179,551	$24,050
Supplemental disclosures of non-cash activities:
Balance in accounts payable and accrued expenses and other current liabilities related to capitalized software and fixed asset additions	$(4,101)	$(742)
Balance in prepaid expenses and other current assets related to stock option exercises	$17	$269

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